BB 2/20

04001621

UNITED STATES
[SE]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44739

RECEIVED FEB 06 2004 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RYAN LABS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 PINE STREET WALL STREET PLAZA, 32nd FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD J. RYAN 212-635-2300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARX, LANGE, GUTTERMAN LLP
(Name — *if individual, state last, first, middle name*)

1430 BROADWAY (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, RONALD J. RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RYAN LABS SECURITIES, INC., as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

ISABELLA SENISE
Notary Public, State of New York
No. 01SE5084275
Qualified in Richmond County
Commission Expires Sept. 2, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN LABS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
New York, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder of
Ryan Labs Securities, Inc.

We have audited the statement of financial condition of Ryan Labs Securities, Inc. (an S Corporation) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ryan Labs Securities, Inc., as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Marx, Lange, Gutterman LLP

New York, New York
January 31, 2004

RYAN LABS SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 16,310
Marketable securities	20,100
	$ 36,410
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 181
Shareholder's equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	7,500
Retained earnings	28,729
Total shareholder's equity	36,229
	$ 36,410

The accompanying notes are an integral part of these financial statements.

1. **Organization**

The Company was incorporated in the State of Delaware on November 26, 1996 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of The National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Ryan Labs, Inc. (Parent).

2. **Summary of Significant Accounting Policies**

Principal Business Activity

The Company only receives revenue from clients of the parent with which they have contracts to receive income on broker-dealer related transactions. The Company's customers are located throughout the United States and are primarily other broker-dealers from which they receive commissions.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturity of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue upon completion of a transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

The marketable securities consist of warrants, which are reported at fair value.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

3. **Related Party Transactions**

Ryan Labs, Inc. provides the Company with office space, business equipment, supplies, facilities, personnel and office services as the subsidiary may require from time to time for its business. In consideration, the Company pays Ryan Labs, Inc. a fee of $1,000 per month.

4. **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $16,129, which was $11,129 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1.

5. **Income Taxes**

The Company has elected to be taxed as an S Corporation for Federal and New York State purposes whereby, the income of the Company is taxed directly to the shareholder. The Company remains liable for the New York City general corporation tax for which a provision has been included in the financial statements.

6. **Concentrations of Credit Risk**

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
New York, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

The Board of Directors and Shareholder of
Ryan Labs Securities, Inc.

In planning and performing our audit of the financial statements of Ryan Labs Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marx Lange Gutterman LLP

New York, New York
January 31, 2003

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
New York, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder of
Ryan Labs Securities, Inc.

We have audited the statement of financial condition of Ryan Labs Securities, Inc. (an S Corporation) as of December 31, 2003, and have rendered our report dated January 31, 2004. We have also audited the accompanying statement of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ryan Labs Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 through 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
January 31, 2004

RYAN LABS SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2003

Revenues	$ —
Expenses	
Legal and professional fees	14,934
Administrative expenses, parent	12,000
Other operating expenses	2,160
Total expenses	29,094
Net loss	$ (29,094)

The accompanying notes are an integral part of these financial statements.

RYAN LABS SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2003

	Common Stock	Retained Earnings
Balance, January 1, 2003	$ 7,500	$ 57,823
Net loss	—	(29,094)
Balance, December 31, 2003	$ 7,500	$ 28,729

The accompanying notes are an integral part of these financial statements.

RYAN LABS SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (29,094)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in accounts payable, accrued expenses and other liabilities	(27,788)
Net cash used in operating activities	(56,882)
Cash and cash equivalents, beginning of year	73,192
Cash and cash equivalents, end of year	$ 16,310
Supplemental disclosure of cash flow information:	NONE

The accompanying notes are an integral part of these financial statements.

1. **Organization**

The Company was incorporated in the State of Delaware on November 26, 1996 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of The National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Ryan Labs, Inc. (Parent).

2. **Summary of Significant Accounting Policies**

Principal Business Activity

The Company only receives revenue from clients of the parent with which they have contracts to receive income on broker-dealer related transactions. The Company's customers are located throughout the United States and are primarily other broker-dealers from which they receive commissions.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturity of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue upon completion of a transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

The marketable securities consist of warrants, which are reported at fair value.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

3. **Related Party Transactions**

Ryan Labs, Inc. provides the Company with office space, business equipment, supplies, facilities, personnel and office services as the subsidiary may require from time to time for its business. In consideration, the Company pays Ryan Labs, Inc. a fee of $1,000 per month.

4. **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $16,129, which was $11,129 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1.

5. **Income Taxes**

The Company has elected to be taxed as an S Corporation for Federal and New York State purposes whereby, the income of the Company is taxed directly to the shareholder. The Company remains liable for the New York City general corporation tax for which a provision has been included in the financial statements.

6. **Concentrations of Credit Risk**

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

RYAN LABS SECURITIES, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2003

Total shareholder's equity (per statement of financial condition)	$ 36,229
Less non allowable assets	(20,100)
Net Capital	$ 16,129
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement	$ 5,000
Excess net capital	$ 11,129
Excess net capital at 1000%	$ 16,111
Total aggregate indebtedness	$ 181
Percentage of aggregate indebtedness to net capital	.01 to 1

RYAN LABS SECURITIES, INC.
Reconciliation of Supplementary Schedule 1 Computation under Rule 15c3-1 with the Company's Computation included in Form X-17A-5
As of December 31, 2003

	Net Capital	Aggregate Indebtedness
As reported in the Company's part II (unaudited) FOCUS report	$ 16,085	$ 225
Adjustments to:		
Accounts payable, accrued expenses and other liabilities	44	(44)
	$ 16,129	$ 181

Exemption claimed under Rule 15c3-3(k)(2)(ii)